DECHERT LLP

1775 I Street, N.W.

Washington, D.C.  20006

(202) 261-3300

February 9, 2010

VIA EDGAR CORRESPONDENCE

Ms. Mary Cole

Ms. Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:       The FBR Funds – Registration Statement on Form N-14

            File Nos. 811-21503 and 333-164052

Dear Ms. Cole and Ms. Hatch:

On behalf of The FBR Funds (the “Trust”), which filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Commission on December 29, 2009 with respect to a proposed reorganization transaction with the AFBA 5Star Funds, I wish to respond to the comments on the Registration Statement that were provided by Ms. Hatch by telephone to the undersigned on January 15, 2010.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  General Filing Comment: EDGAR Series and Class Identifiers

Comment:  Confirm that the EDGAR Series and Class Identifiers with respect to the Registration Statement have been correctly filed.

Response:   On behalf of the Registrant, we hereby represent that the EDGAR Series and Class Identifiers are correct as filed.  Updated Series and Class Identifiers were included in Pre-Effective Amendment No. 1 to the Registration Statement that was filed on December 30, 2009.

2.  Page 4: Selection of the Accounting Successor for Each of the Merger Transactions

Comment:  Explain the factors that were considered in determining which funds were selected as the accounting successors for purposes of each of the merger transactions.

Response:  With respect to the merger transactions, each of the series of The FBR Funds that are to acquire the assets and liabilities of their respective AFBA 5Star Funds have

Ms. Mary Cole

Ms. Laura Hatch

February 9, 2010

been determined to be the accounting successors for purposes of the reorganizations.  In making this determination, the parties to the merger transactions considered, among other things, the following factors: (1) the identity of the advisers to the respective funds and the fact that FBR Fund Advisers, Inc., the investment adviser to the FBR Funds, will continue to serve as the investment adviser to the merged funds and those  portfolio managers who currently serve as the portfolio managers of the FBR Funds that are participating in the mergers will continue serving as the portfolio managers following the closing of the merger transactions; (2) the similarity of the investment objectives, policies and restrictions of the respective funds and the merged funds and the fact that following the closing of the merger transactions, the FBR Funds that are participating in the merger transactions will continue to operate subject to the same investment objectives, policies and restrictions that they currently operate in accordance with; (3) the substantially similar respective net asset levels, expense structures and ratios of the funds involved in the merger transactions, and (4) the relative portfolio composition of the respective funds.  Following the careful consideration of each of the foregoing factors and their application to each respective proposed merger transaction, it was determined that it was reasonable and appropriate under the relevant circumstance for each respective FBR Fund to be designated as the accounting successor as well as the successor for purposes of the presentation of prior performance information, all in accordance with the guidance provided by the staff of the Commission in North American Security Trust (pub. avail. August 5, 1994) and other similar Commission guidance relating to the selection of accounting successors in investment company merger transactions.

3.  AFBA 5Star Large Cap Growth Fund and FBR Pegasus Fund Transaction – Comparison of Permissible Portfolio Investments

Comment:  The AFBA 5Star Large Cap Growth Fund (the “AFBA Large Cap Fund”) is being merged into the FBR Pegasus Fund (the “FBR Pegasus Fund”).  The AFBA Large Cap Fund invests at least 80% of its assets in the securities of large cap issuers which the AFBA Large Cap Fund considers to be those companies in the Russell 1000Ò Growth Index with greater than $5 billion in market capitalization measured at the time of purchase.  The FBR Pegasus Fund is not subject to restriction on the capitalization of the issuers that it may purchase.  Indicate whether the FBR Pegasus Fund intends to sell any of the securities of the AFBA Large Cap Fund in connection with the transaction due to the different treatments of capitalization levels between the two Funds.  If the FBR Pegasus Fund does anticipate selling any of the portfolio securities of the AFBA Large Cap Fund, provide additional disclosure regarding the effect of the sales, including the potential tax impact on investors which may result from the realization of capital gains.

Ms. Mary Cole

Ms. Laura Hatch

February 9, 2010

Response:   While the FBR Pegasus Fund does not have a restriction on the capitalization of the issuers that it may invest in, the Fund generally does invest in large cap issuers.  The FBR Pegasus Fund is categorized by Morningstar as a Large Blend Fund, based on the types of issuers held in its portfolio, and as of December 31, 2009, the weighted average market capitalization of the FBR Pegasus Fund was approximately $70 billion.

The FBR Pegasus Fund does anticipate that it will sell certain of the portfolio securities of the AFBA Large Cap Fund in connection with the merger transaction.  In addition, certain of the other AFBA 5Star Funds also anticipate selling portfolio securities in connection with their merger transactions.  Disclosure has therefore been added to the Registration Statement, in the section titled “Tax Considerations”, due to the tax nature of this disclosure, disclosing this fact and disclosing the consequences that the sale of portfolio securities may have, including the potential for realization of capital gains.

4.  Comparison of Fees and Expenses:  AFBA 5Star Mid Cap Value Fund and AFBA 5Star Small Cap Fund - Fees and Expenses Tables and Notes Thereto

Comment:  With respect to the AFBA 5Star Mid Cap Value Fund and the AFBA 5Star Small Cap Fund, explain the difference between the amount of the currently effective expense limitation amount set forth in the footnotes to the Fees and Expenses Tables for each of these Funds (1.39%) and the amount of “Net Fund Operating Expenses”, which reflects fee expense reimbursements, for the Advisor Class shares and the I Class shares  of each of these Funds.

Response:  The “Net Fund Operating Expenses” for each of these AFBA Funds in the Fees and Expenses Tables are based upon the fees and expenses for the six-month period ended September 30, 2009, which is the AFBA Funds’ semi-annual fiscal period.  During this most recent semi-annual period, the terms of the Expense Limitation Agreement applicable to these two Funds was amended, effective as of August 1, 2009.  Accordingly, for the first four months of the semi-annual period, the expense limitation amount applicable for each Fund was maintained at an expense limit equal to 1.28% of the average daily net assets of each respective Fund.  Effective as of August 1, 2009, the expense limitation amount was revised so that it is now currently being maintained at a limit of 1.39% of the average daily net assets of each Fund, which amount is scheduled to remain in effect through July 31, 2010.  Because the Expense Limitation Agreement was revised during the semi-annual period, specifically, four months into the semi-annual period, the amount presented as the “Net Fund Operating Expenses” for each of the Funds reflects the pro rata adjusted amount of the expense limit that was in effect for the first four months of operations as subject to the prior expense limitation amount then in effect and the two months of operations post-August 1, 2009 during which time period the Funds were subject to the revised expense limitation amount.

5.  AFBA 5Star Science & Technology Fund and FBR Technology Fund – Fees and Expenses Table – Pages 13 and 14

Comment:  In Footnote 5 to the Fees and Expenses Table for the AFBA 5Star Science & Technology Fund and FBR Technology Fund found on Page 14, provide disclosure of the amount of the expense limitation applicable to the I Class shares of the FBR Technology Fund in the same manner that the disclosure is provided for the Investor Class shares of the FBR Technology Fund.

Ms. Mary Cole

Ms. Laura Hatch

February 9, 2010

Response:  The referenced disclosure has been added.

6.  Expense Examples – AFBA 5Star Balanced Fund and FBR Balanced Fund and AFBA 5Star Total Return Bond Fund and FBR Core Bond Fund– Pages 17 and 20

Comment:  Review the expense amounts presented in the Expense Examples for the “FBR Balanced Fund Pro Forma Combined” and for the “FBR Core Bond Fund Pro Forma Combined” and confirm whether they correctly reflect the impact of the contractual expense limitations that are in effect for the FBR Balanced Fund and the FBR Core Bond Fund through February 28, 2013.

Response:  The expense examples presented for the “FBR Balanced Fund Pro Forma Combined” and for the “FBR Core Bond Fund Pro Forma Combined” for the 3 Years, 5 Years and 10 Years periods in the Expense Example have been revised in order to properly reflect the terms of the applicable contractual expense limitation agreements for the FBR Balanced Fund and the FBR Core Bond Fund that will remain in effect through February 28, 2013.

7.  “Additional Information About the Funds – Financial Highlights” – Page 40

Comment:  The Financial Highlights for the FBR Funds for the fiscal year ended October 31, 2009 should be included in the Registration Statement rather than incorporated by reference.

Response:  The Financial Highlights for the FBR Funds for the fiscal year ended October 31, 2009 have been added to the Registration Statement and are included as new Exhibit G.

8.  Pro Forma Financial Statements – Schedules of Investments

Comment:  In the Schedules of Investments for each of the Funds, identify those portfolio investments of the merging AFBA 5Star Funds that are to be sold in connection with the reorganization transactions, if known.

Response:  The referenced disclosure has been added.

9.  Pro Forma Financial Statements - Notes

Comment:  In the Notes to the Pro Forma Financial Statements for each of the Funds, in Note 1 – Basis of Combination, the reference to the time period covered by the Statements of Operations should refer to the twelve-month period ended September 30, 2009, rather than the six-month period then ended.

Response:  The referenced change has been made.

Ms. Mary Cole

Ms. Laura Hatch

February 9, 2010

10.  Pro Forma Financial Statements – Notes

Comment:  In the Notes to the Pro Forma Financial Statements for each of the merger transactions, in Note 4 – Pro Forma Adjustments, the reference to the end date for the contractual Expense Limitation Agreement entered into between FBR Fund Advisers, Inc. and The FBR Funds should refer to February 28, 2013, rather than February 28, 2012.

Response:  The referenced change has been made.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

  the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

  SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

  the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *          *

Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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